Demand to Inspect Shareholder Records

Delivery

October 15, 2026

VIA EMAIL (jmarkovits@relianceglobalgroup.com) AND OVERNIGHT COURIER

To: Corporate Secretary and Board of Directors, Reliance Global Group, Inc., 300 Boulevard of the Americas, Suite 105, Lakewood, NJ 08701

From: Gabrielle Philipson and GNK Holdings LLC, 1 South Liberty Drive, Stony Point, NY 10980

Demand

Gabrielle Philipson (the "Shareholder") is the beneficial owner of 197,905 shares of common stock, par value $0.086 per share, of Reliance Global Group, Inc., a Florida corporation (the "Company"), held in a brokerage account in her name, as shown in the broker letter attached as Exhibit A. The Shareholder is a member of GNK Holdings LLC ("GNK"), which joins in this demand. Today, the Shareholder and GNK delivered to the Company a written demand under Section 607.0702, Florida Statutes, that the Company call a special meeting of shareholders to remove and replace the Board of Directors.

Purpose. The Shareholder makes this demand in good faith and for a proper purpose: to communicate with fellow shareholders about the special meeting, the matters to be voted on, and the solicitation of proxies in connection with the meeting.

Records requested

Under Section 607.1602, Florida Statutes, the Shareholder demands to inspect and copy the following records, each as of the most recent practicable date and updated through the record date for the special meeting:

1. A complete record of the Company's shareholders, showing each holder's name, address and number of shares, in electronic format, from the Company or its transfer agent, VStock Transfer, LLC.

2. The most recent Cede & Co. (DTC) security position listing and all participant listings, with any omnibus proxies.

3. All lists of non-objecting beneficial owners (NOBO lists) in the possession or control of the Company or its agents, or obtainable from Broadridge or any other agent, in electronic format.

4. Any stop-transfer lists or restricted-share lists.

5. Daily transfer sheets from the date of the record of shareholders through the record date for the special meeting.

6. The Company's current Articles of Incorporation, including the Articles of Restatement filed March 17, 2026 and all later amendments, and its current Bylaws, including any amendment adopted after March 11, 2026.

The Shareholder will bear the reasonable costs of producing these records. The Shareholder designates GNK and its counsel and proxy solicitor as her agents to conduct the inspection and copying.

Rule 14a-7. In addition, under Rule 14a-7 under the Securities Exchange Act of 1934, the Shareholder requests that, within five business days, the Company either (a) provide a reasonably current list of the names, addresses and positions of record holders and the most recent NOBO list, or (b) state that it will mail the Shareholder's soliciting materials to shareholders at the Shareholder's expense. The Shareholder affirms that she will use any list solely to communicate with shareholders about the special meeting and will not disclose it except as needed for that purpose.

Request for action

Please confirm receipt of this demand and, within five business days, tell the Shareholder at capital@gnkus.com when and where the records will be available. The Shareholder reserves the right to seek a court order under Section 607.1604, Florida Statutes, if this demand is not honored.

Signature

SHAREHOLDER:

____

Gabrielle Philipson

Date: October 15, 2026

GNK HOLDINGS LLC

By: __________________________

Nachum Klugman, President

Date: October 15, 2026

Exhibit A — Letter from Robinhood Financial dated October 15, 2026 confirming that Gabrielle Philipson's account holds 197,905 whole shares of the Company's common stock.